Exhibit 12.1

China Automotive Systems, Inc.

Computation of Ratio of Earnings to Fixed Charges

(Dollars in thousands)

	Three Months Ended March 31,		Fiscal Year Ended December 31,
	2015		2014		2013		2012		2011		2010
Earnings:
Income before income taxes and equity in earnings of affiliated companies	$9,736		$46,081		$38,241		$30,069		$52,099		$71,416
Add (deduct):
Fixed charges	637		2,549		2,298		3,464		5,393		3,970

Earnings available for fixed charges (a)	$10,373		$48,630		$40,539		$33,533		$57,492		$75,386

Fixed charges:
Interest expense	$474		$1,816		$1,652		$3,144		$4,967		$3,605
One-third of rental expense (1)	163		733		646		320		426		365

Total fixed charges (b)	$637		$2,549		$2,298		$3,464		$5,393		$3,970

Ratio of earnings to fixed charges (a/b)	16.28	x	19.08	x	17.64	x	9.68	x	10.66	x	18.99	x

(1)	Considered to be representative of interest factor in rent expense.